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Bloom Foods

Food Truck

Houston, TX 77006
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Early Investor Bonus: The investment multiple is increased to 1.65× for the next $5,000 invested.
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THE PITCH
Bloom Foods is seeking investment to get our food truck up and running.
Generating RevenueExpanding LocationOperating Pop-ups
FOOD TRUCK DESIGN
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OUR STORY

Bloom Foods is a plant-based vegan food truck located in Houston, TX. We are looking to raise $25-36k in start-up funds to get our food truck on the road and operating at a steady state.

There is a gap in the vegan market in Houston that Bloom is ready to fill. Our food is made with high quality local ingredients, and our menu changes seasonally to adjust with farmers and flavors.
We will serve biscuits, pancakes, tacos, nuggets, and our well-known burgers six days per week. We will also sell frozen packaged burgers, nuggets, and sauces on our truck and through our wholesale partners.
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HOW WE STARTED

When Chester Chambers learned what it meant to be plant-based in 2017, he was introduced to organic, quality foods at Houston's Urban Harvest Farmers Market. When he looked for the same quality while eating out, he realized the places with suitable options were too expensive, took too long, or just did not exist. Chester and Paige Daniels started serving hand-crafted burgers made from local ingredients in October 2019. Their pop-up started to gain traction, but in March 2020 sales died down because of the pandemic. They took the downtime as an opportunity to get to know their local farmers, and they used ingredients from the farms to invent a new burger every week.

SAMPLE MENUS
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OUR MISSION

Our mission is to serve plant-based food with intention to the city of Houston.

Chester and Paige Daniels started serving hand-crafted burgers made from local ingredients in October 2019. Their pop-up started to gain traction, but in March 2020 sales died down because of the pandemic. They took the downtime as an opportunity to get to know their local farmers, and they used ingredients from the farms to invent a new burger every week.
Now, the Bloom team serves an evergreen menu of plant-based burgers, nuggets, and fries at pop-ups around Houston. We are building

community and creating a foundation to open our first successful vegan restaurant in Houston where we can serve our food with intention

THE TEAM

Chester Chambers

Founder - Head Chef

Chester Chambers is a chemical engineer turned plant-based chef. He studied at MIT before moving to Houston, TX to work at ExxonMobil. There he worked in process design, software product management, and supply chain modeling and optimization. When he learned about whole foods and plant-based eating, he dedicated his time to studying the local food systems in Houston with the goal of bringing delicious plant-based food to the city. He works with many of the farms that he interviewed while co-producing the documentary "Trip Around the Sun."

Paige Daniels

General Manager

Paige graduated from the Art Institute of Houston with a BS in Fashion and Retail Management. With many years of experience in management, recruiting, and sales, Paige has developed a passion for people and customer satisfaction - making her role as Bloom's General Manager perfect. Paige acquired a strong background in leadership and sales with her time spent at BHLDN. In her role as a Bridal Stylist, she was ranked the highest performing stylist, generating over $175,000 in appointment sales in a 6-month period. She also held the position of Bridal Manager at BHLDN where she led, developed and managed the bridal stylist team that produced over 50% of the store's sales volume with in-appointment sales. After her time with BHLDN, Paige transitioned into staffing and recruiting, which allowed her to refine her sales skills and gain experience in HR processes. Now as the General Manager she is a key decision maker for Bloom Foods. She oversees hiring and staffing, manages the calendar, schedules Internet marketing, runs front of house, and assists with the development and production of recipes.

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TARGET MARKET

The Bloom customer is between the ages of 25-54, and their income is over $60k/year. They are not necessarily vegan or vegetarian, although they may be. More often than not, they are plant-based, or they like vegan food and want to eat healthier when it is available.

They do not like to spend a lot of time in the kitchen. They tend to eat out, take meals home, or buy meals and products that minimize their cooking and clean up times.

They live in the greater Houston area. Vegans, vegetarians, and plant-based diners will travel to support their favorite vegan restaurants. Vegan restaurants are not limited to the customers in their immediate area, like other fast casual restaurants may be.

What people are saying:

"I traveled to South Padre Island via Houston from New Orleans last week to stay for seven days celebrating our 50th anniversary. Needed to find vegan food to bring with me. I did not want to be in the kitchen cooking and missing beach time. My son and his fiancé, they live in Houston, had a burger at Bloom Foods Pop Up and recommended them to me. I checked out the website and without a doubt knew that this food was special. I contacted Chester, who is an awesome chef, and ordered 14 frozen burgers, 4 servings of sweet potatoes, three servings of regular fries and freshly baked buns. All food is pre-cooked!

Picked up my order and had to try a burger. The Lemon Oyster Mushroom burger is scrumptious! The sauces that Bloom Foods uses truly compliments the flavor. I could go on and on about how delicious these burgers are. So off to the beach. I packed everything in dry ice, my husband and I had a burger everyday along with some of the fries. Not sure if I can live without these burgers. Hoping that Bloom Foods will start shipping them to me and to vegans everywhere.

Check Bloom Foods' menu and start feasting on these burgers. You will be happy to meet Chester. His food is made with love!" - Brenda Marcev Yokum

"Came across Bloom Foods at the Urban Heights Farmers Market and thank God I did. Their food is HEAVENLY. Out of body experience. Pure joy. Service and presentation are wonderful too." -
Ambereen Siddiqui

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Smallwares $700

Truck Wrap $2,500

Commercial Food Processor $1,000

Initial Inventory $5,750

Inspections $500

Staffing $7,250

POS $700

Generator $1,100

Patty Machine $4,000

Mainvest Compensation $1,500

Total $25,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $600,000 $660,000 $706,200 $741,510 $763,755

Cost of Goods Sold $150,000 $215,600 $230,692 $242,226 $249,492

Gross Profit $450,000 $444,400 $475,508 $499,284 $514,263

EXPENSES

Rent $26,500 $27,162 $27,841 $28,537 $29,250

Utilities $9,000 $9,225 $9,455 $9,691 $9,933

Salaries $125,300 $124,300 $133,001 $139,651 $143,840

Insurance $18,000 $18,450 $18,911 $19,383 $19,867

Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518

Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323

Gas $6,000 $6,150 $6,303 $6,460 $6,621

Credit Card Processing $12,500 $15,375 $15,759 $16,152 $16,555

Packaging $21,000 $21,525 $22,063 $22,614 $23,179

Marketing $8,000 $8,200 $8,405 $8,615 $8,830

Operating Profit $217,500 $207,658 $227,257 $241,506 $249,347

This information is provided by Bloom Foods. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Bloom Foods Truck Financials.pdf

Bloom Foods Truck Business Plan.pdf

Investment Round Status

Target Raise $25,000

Maximum Raise $36,000

Amount Invested $0

Investors 0

Investment Round Ends November 26, 2021

Summary of Terms

Legal Business Name Bloom Foods, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $5,000 invested

1.65×

Investment Multiple 1.6×

Business's Revenue Share 1.2%-1.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2025

Financial Condition

Forecasted milestones

Bloom Foods forecasts the following milestones:

Secure lease in Houston, TX by 4Q2022.

Achieve $35,000 revenue per month by June 2022.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bloom Foods's fundraising. However, Bloom Foods may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bloom Foods to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bloom Foods operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bloom Foods competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bloom Foods's core business or the inability to compete successfully against the with other competitors could negatively affect Bloom Foods's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bloom Foods's management or vote on and/or influence any managerial decisions regarding Bloom Foods. Furthermore, if the founders or other key personnel of Bloom Foods were to leave Bloom Foods or become unable to work, Bloom Foods (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bloom Foods and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bloom Foods is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bloom Foods might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bloom Foods is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bloom Foods

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bloom Foods's financial performance or ability to continue to operate. In the event Bloom Foods ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bloom Foods nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bloom Foods will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bloom Foods is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bloom Foods will carry some insurance, Bloom Foods may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bloom Foods could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bloom Foods's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bloom Foods's management will coincide: you both want Bloom Foods to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bloom Foods to act conservative to make sure they are best equipped to repay the Note obligations, while Bloom Foods might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bloom Foods needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bloom Foods or management), which is responsible for monitoring Bloom Foods's compliance with the law. Bloom Foods will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bloom Foods is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bloom Foods fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bloom Foods, and the revenue of Bloom Foods can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bloom Foods to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bloom Foods. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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